EXHIBIT (d)(2)(D)

Guaranteed Insurability Option Rider

THE UNION CENTRAL LIFE INSURANCE COMPANY

Cincinnati, Ohio

GUARANTEED INSURABILITY OPTION RIDER

BENEFIT. On each option date while this rider is in force, you  may increase the specified amount by the benefit amount of this rider shown in the schedule. No proof  will be required. The option dates will be the annual dates nearest the insured's  25th, 28th, 31st, 34th, 37th and 40th birthdays.

ADVANCING OF OPTION DATES. You  may elect to advance the next option date when one of these events happen:

(1)   the date of the insured's  marriage; or

(2)   the date of the live birth of a child of the insured's  marriage; or

(3)   the date of legal adoption by the insured  of a child under 18 years of age.

The date the increase in coverage will take effect will be the third monthly date after the event. If more than one child is born or adopted on the same date, an option date will be advanced with respect to each child. An advanced option date will replace the next regular option date. At no time may the total number of options that are elected be more than the number of option dates that occur after the policy  date  of this rider.

OTHER RIDERS. You  may increase the monthly total disability benefit that is provided by this policy, if any, on an option date in the same proportion as the specified amount increase that is elected under this rider.

If on an option date premiums are being credited under the terms of a Total Disability Benefit Rider, we  will automatically increase the specified amount of insurance for the insured  by the benefit amount of this rider. We  will also increase the monthly total disability benefit in the same proportion.

You may increase the accidental death benefit that is provided by this policy, if any, on an option date in the same proportion as the specified amount increase elected under this rider, provided that the total amount of accidental death benefit for all policies issued by us  on the insured's  life does not exceed $150,000.

OPTION PERIOD. The option period for an option date begins 60 days before and ends 31 days after that date. The option period for an option date that has been advanced begins on the date of any occasion in the ADVANCING OF OPTION DATES section and ends 91 days after that date.

AUTOMATIC TERM INSURANCE. We  will provide free term insurance on the life of the insured  for the option period of an available option date caused by marriage, birth, or adoption of a child. The insurance is not payable if the insured  dies by suicide, while sane or insane. The amount will be equal to the option amount. This insurance will expire on the day before the third monthly date after the marriage, birth or adoption.

If the specified amount is reduced below the benefit amount of this rider, the benefit amount will be changed to the reduced specified amount. The monthly cost for this rider will also be reduced.

TERMINATION OF BENEFIT. This rider will terminate:

(1)   when the policy terminates; or

(2)   on the first monthly date after you  give us  notice; or

(3)   on the annual date nearest the insured's  40th birthday.

REINSTATEMENT. You  may put this rider back in force prior to the annual date nearest the insured's  40th birthday if:

(1)   you  give us  notice;

(2)   the policy is in force;

(3)   the insured  gives us  proof  within five years after this rider stopped;

(4)   payment is made of enough premium to cover past monthly deductions not made; and

(5)   payment is made of enough premium to keep this rider in force for two months.

CONTRACT. This rider is made a part of the policy. It is based on the application for this rider.

MONTHLY COST OF BENEFIT. We  will deduct the monthly cost for this rider until the benefit terminates.

RIDER SPECIFICATIONS. The issue date, policy date, monthly cost and benefit amount for this rider are shown in the schedule.

THE UNION CENTRAL LIFE INSURANCE COMPANY

Secretary	President